[Letterhead of Marathon Capital Finance Corporation]
October 17, 2011
VIA EDGAR
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Marathon Capital Finance Corporation Application for Withdrawal of Registration Statement on Form 8-A File No.: 000-50692
Ladies and Gentlemen:
Marathon Capital Finance Corporation, a closed-end management investment company organized as a Maryland corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement, filed pursuant to the Securities Exchange Act of 1934 on Form 8-A (SEC Accession No. 0000950133-04-001409) (the “Registration Statement”), because the Company has determined not to publicly offer the subject securities for sale. The Registration Statement was filed with the Commission on April 16, 2004.
In addition, the Company is withdrawing its election to be regulated as a business development company (File No. 814-00660) by filing a notification of withdrawal of election to be subject to Sections 55 through 65 of the Investment Company Act of 1940, as amended, on Form N-54C.
If you should have any questions regarding the foregoing, please contact Kenneth Breen of Paul Hastings LLP, counsel to the Company, at (212) 318-6344.
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Very truly yours,
/s/ Bruce J. Richards
Bruce J. Richards
President and Chief Executive Officer
cc/ Kenneth Breen, Paul Hastings LLP